Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 28, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: August 28, 2014

Exhibit 99.1

Contact:

Acorn International, Inc.	Compass Investor Relations
Ms. Xiaojing Li	Ms. Elaine Ketchmere, CFA
Phone: +86-21-51518888 Ext. 2496	Phone: +1-310-528-3031
Email: lixj@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Second Quarter 2014 Financial Results

SHANGHAI, China, August 28, 2014 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Summary Results for the Second Quarter of 2014

•	Net revenues were $14.8 million, a decrease of 63.9% from $40.9 million in the second quarter of 2013.

•	Gross profit was $6.1 million, a decrease of 72.7% from $22.4 million in the second quarter of 2013.

•	Gross margin was 41.4%, as compared to 54.7% in the second quarter of 2013.

•	Operating loss was $13.7 million, as compared to $9.5 million in the second quarter of 2013.

•	Net loss attributable to Acorn was $13.5 million, as compared to $8.7 million in the second quarter of 2013.

•	Basic and diluted loss per American Depositary Share (“ADS”, one ADS represents three ordinary shares) was $0.48, as compared to basic and diluted loss per ADS of $0.32 in the second quarter of 2013.

In the second quarter of 2014, the Company’s TV direct sales business continued to be impacted by the recent regulation imposed by China’s State Administration of Press, Publication, Radio, Films and Television (the “SAPPRFT”) limiting the length and frequency of infomercials aired on satellite television channels in China. Sales in Acorn’s Yierjian fitness product line, which has entered into the later stages of its product life cycle, slowed and mobile phones sales continued to decline. Sales of electronic learning products, which are sold primarily through the Company’s nationwide distribution network, also declined as the Company offered discounts to distributors on some of its older models to clear inventory in advance of the peak season and sales performance was lower than expected.

During the quarter, Acorn expanded its nationwide distribution network by nearly 10% to approximately 3,800 outlets, adding some of China’s largest consumer electronics retailers and supermarket chains. Acorn plans to offer several new electronic learning products during the third quarter which the Company expects to drive sales growth in the second half of the year.

Management continues its efforts to position the TV direct sales business under the new regulatory environment. In addition to its focus on increasing the efficiency of a more limited media budget, Acorn has reduced headcount and reorganized its call centers to place a greater emphasis on outbound telemarketing. The Company is currently refining its product placement marketing strategy and plans to launch new products in several categories, such as kitchen and household products and elder care products. Acorn also plans to utilize its other direct sales platforms, especially the e-commerce and catalog businesses, to help offset the decline in the TV direct sales.

Business Results for the Second Quarter of 2014:

•	Sales generated from Acorn’s direct sales platforms, which consist of Acorn’s TV direct sales platform, outbound telemarketing, e-commerce and catalogs, decreased 68.4% in the second quarter of 2014 compared to the second quarter of 2013. The decrease mainly resulted from the new regulation imposed by the SAPPRFT effective January 1, 2014 that limits the length and frequency of infomercials aired on satellite television channels. This caused a significant reduction in airtime for infomercials promoting Acorn’s products and a corresponding decline in net revenues from the Company’s direct sales platforms.

•	Collectible products were the largest product category in the second quarter of 2014, generating revenues of $4.2 million and representing 28.4% of total gross revenues, driven by sales of collectible watch, stamp and currency products. The Company expects collectibles to be the main product category contributing to sales generated from Acorn’s direct sales platforms in the remainder of the year.

•	Kitchen and household products were the second-largest product category in the second quarter of 2014, generating revenues of $2.5 million and representing 16.9% of total gross revenues. The Company considers this to be a key product category and intends to test new kitchen and household products in the remainder of the year.

•	Electronic learning products, which are sold primarily via Acorn’s nationwide distribution network, generated revenues of $1.8 million and representing 12.1% of total gross revenues. Sales from Electronic learning products decreased 47.2% from the second quarter of 2013 as the Company offered discounts to distributors on some of its older models to clear inventory in advance of the peak season and sales performance was lower than expected. The Company expects electronic learning products to drive sales growth in the remainder of the year.

Financial Results for the Second Quarter of 2014:

Total net revenues were $14.8 million, a decrease of 63.9% from $40.9 million in the second quarter of 2013. Direct sales contributed to 75.8%, or $11.2 million, of total net revenues in the second quarter of 2014, representing a 68.4% decrease from $35.4 million in the same period of last year. The decrease in direct sales net revenue was mainly due to the impact of the new regulation imposed by the SAPPRFT.

Distribution sales net revenues decreased 34.9% year-over-year to $3.6 million, from $5.5 million in the second quarter of 2013. Sales of electronic learning products accounted for 49.6% of distribution sales and declined 47.2% year-over-year, primarily due to discounts offered to distributors on older models to clear inventory in advance of the peak season and lower-than-expected sales performance.

The table below summarizes the gross revenues of the Company in the second quarters of 2014 and 2013, respectively, broken down by product category:

	2014 Q2	Sales	2013 Q2	Sales
	$‘000%		$‘000%
Collectible products	4,205	28.4%	8,346	20.3%
Kitchen and household products	2,510	16.9%	2,041	5.0%
Health products	2,246	15.2%	2,095	5.1%
Electronic learning products	1,798	12.1%	3,406	8.3%
Fitness products	1,527	10.3%	16,631	40.5%
Mobile phones	1,330	9.0%	5,872	14.3%
Other products	1,203	8.1%	2,640	6.5%

Total gross revenues	14,819	100.0%	41,031	100.0%

Sales taxes	(44)		(90)

Total net revenues	14,775		40,941

Cost of sales in the second quarter of 2014 was $8.7 million, representing a 53.3% decrease from $18.5 million in the second quarter of 2013, primarily due to the decrease in overall sales.

Gross profit in the second quarter of 2014 was $6.1 million, representing a 72.7% decrease as compared to $22.4 million in the second quarter of 2013. Gross margin was 41.4% in the second quarter of 2014, as compared to 54.7% in the same period of 2013. The decrease in gross margin was primarily due to the larger contribution by collectible products, which carry relatively lower gross margin, as well as the discounts offered to distributors on older models of electronic learning products in order to clear inventory.

Advertising expense was $3.3 million in the second quarter of 2014, down 71.7% from $11.5 million in the second quarter of 2013, primarily as a result of less TV air time purchased and more emphasis on local television channels in the second quarter of 2014. Gross profit over advertising expense, a benchmark Acorn uses to measure return on its multiple sales platforms, was 1.88 in the second quarter of 2014, down from 1.94 in the second quarter of 2013 and also down from 2.03 in the first quarter of 2014. The decrease was primarily due to airtime expenses for marketing the electronic learning products endorsed by a celebrity.

Other selling and marketing expense was $10.0 million in the second quarter of 2014, down 22.2% from $12.9 million in the second quarter of 2013. The decrease in other selling and marketing expense was less than the decrease in total net revenues due to expenses related to a new outbound call center system, celebrity endorsement expenses, increased spending on programs production and one-time severance costs associated with a reduction in headcount.

General and administrative expense was $7.3 million in the second quarter of 2014, down 9.1% from $8.0 million in the second quarter of 2013.

Other operating income, net, was $0.7 million in the second quarter of 2014, as compared to $0.4 million in the second quarter of 2013.

The operating loss was $13.7 million, as compared to $9.5 million in the second quarter of 2013.

Other income was $0.4 million, as compared to $0.9 million in the second quarter of 2013.

Share-based compensation was $107,000 in the second quarter of 2014, as compared to $111,603 in the second quarter of 2013.

Income tax expense was $0.1 million in the second quarter of 2014 as compared to an income tax expense of $0.1 million in the second quarter of 2013.

Net loss attributable to Acorn was $13.5 million, as compared to $8.7 million in the second quarter of 2013.

Basic and diluted loss per ADS was $0.48 compared to basic and diluted loss per ADS of $0.32 in the second quarter of 2013.

As of June 30, 2014, Acorn’s cash and cash equivalents, with restricted cash, totaled $61.5 million, as compared to $82.9 million as of December 31, 2013. The decrease in the Company’s cash and cash equivalents was primarily due to the losses from operations in the first half of 2014.

Other Information

In August 2013, Yangya Zidian Co., Ltd. (“Yangya Zidian”) filed nine suits in the Beijing First Intermediate People’s Court against Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”, a subsidiary of Acorn), alleging that Shanghai HJX had infringed upon its copyright. Yangya Zidian brought nine law suits separately against the Company’s nine electronic learning products, for each product Yangya Zidian claimed that Shanghai HJX should delete the video “Studio Classroom” broadcast on its website, stop all behaviors infringing on their copyrights, stop manufacturing and selling relevant Ozing electronic learning products, apologize publicly and compensate for the loss of RMB600, 000 (or RMB5.4 million in the aggregate). In July 2014, the Company entered into a settlement agreement with Yangya Zidian pursuant to which the Company agreed to compensate Yangya Zidian the aggregate amount of RMB230, 000 in exchange for Yangya Zidian dropping all law suits against the Company.

The Board of Directors of the Company (the “Board”) has appointed Mr. Jing Wang, a director of Acorn, as a member of the Audit Committee of the Board (the “Audit Committee”) on August 27, 2014 to fill in the vacancy resulted from Mr. Eric Zhenyu He’s resignation. Acorn’s Audit Committee currently consists of three members, Mr. Gordon Xiaogang Wang, Mr. William Liang and Mr. Jing Wang. The Board has also appointed Mr. Gordon Xiaogang Wang as the chairman of the Audit Committee, effective immediately.

Business Outlook:

Acorn’s management has been closely monitoring the impact of the new SAPPRFT regulation and is seeking to better position the Company’s TV direct sales business under the new regulatory environment. The Company has reduced overall media spending while seeking to enhance media efficiency and placing greater emphasis on local television channels. Based on initial testing, Acorn has identified the more cost-efficient time slots for its new product placement marketing strategy, which pairs a 20-40 minute television program featuring its products with a three-minute infomercial.

Acorn is currently testing different formats and plans to introduce new products in several categories, such as kitchen and household products and elder care products. The Company is optimistic about the growth prospects for electronic learning products in the second half of 2014, supported by new product launches and the ongoing expansion of its nationwide distribution network. Management expects recent enhancements to its outbound call center operations along with further development of its e-commerce and catalog platforms to help offset the impact of the SAPPRFT restrictions on its TV direct sales business. Meanwhile, the Company will identify areas for additional cost savings.

Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on August 28, 2014 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer investors’ questions. You may access the live interactive call via:

•	1-877-870-4263 (U.S. Toll Free)

•	1-412-317-0790 (International)

•	1-855-669-9657 (Canada Toll Free)

•	800-905945 (Hong Kong Toll Free)

•	4001-201203 (China South Toll Free)

•	4001-201203 (China North Toll Free)

Please dial in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. ET on September 4, 2014 and may be accessed via:

•	1-877-344-7529 (U.S. Toll Free)

•	1-412-317-0088 (International)

•	Conference number: 10050982

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, including its electronic learning products, as well as products from established third parties in a variety of categories. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s unaudited operating results for 2014; Acorn’s ability to realize its planned new product testing, launches and upgrades; Acorn’s expectation regarding growth in customer acceptance and sales of its kitchen and household products, collectible products, elder care products and the new electronic learning products; Acorn’s ability to adapt and implement business strategies and initiatives in response to the SAPPRFT Circular imposing restrictions on TV infomercials including its new product placement marketing strategy; the Company’s ability to expand and manage its distribution network; the Company’s ability to enhance its outbound call center operations and improve its e-commerce and catalog platforms; the Company’s ability to identify areas for additional cost savings; and the Company’s ability to enhance its media efficiency. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating result to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may result in a material adverse impact on the Company’s results of operations and financial condition.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including SAPPRFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2013 annual report on Form 20-F filed with Securities and Exchange Commission on April 17, 2014. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2013. The Company’s actual results of operations for the second quarter of 2014 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2013	June 30, 2014
	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	82,552,314	51,759,021
Restricted cash	347,718	9,706,150
Accounts receivable, net	6,097,658	4,533,992
Notes receivable	—	250,541
Inventory	16,647,060	16,335,696
Prepaid advertising expenses	3,214,784	3,855,322
Other prepaid expenses and current assets, net	6,901,302	12,684,843
Deferred tax assets, net	847,696	576,290

Total current assets	116,608,532	99,701,855
Prepaid land use right	8,019,857	7,858,704
Property and equipment, net	29,755,082	28,519,924
Acquired intangible assets, net	1,480,363	1,329,515
Investments in affiliates	8,202,374	8,062,897
Restricted cash	9,677,049	—
Other long-term assets	1,610,456	1,213,737

Total assets	175,353,713	146,686,632

Liabilities and equity
Current liabilities:
Accounts payable	13,368,777	10,427,234
Accrued expenses and other current liabilities	13,107,760	11,998,202
Notes payable	1,148,125	—
Income taxes payable	1,308,616	661,286
Deferred revenue	787,273	745,689
Current portion of long-term debt	—	8,503,779

Total current liabilities	29,720,551	32,336,190
Long term debt	8,502,198
Deferred tax liability	858,811	851,008

Total liabilities	39,081,560	33,187,198

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	949,372	952,372
Additional paid-in capital	161,499,810	161,710,810
Accumulated deficits	(41,861,680)	(63,679,003)
Accumulated other comprehensive income	35,284,912	34,125,286
Treasury stock, at cost	(20,109,451)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	135,762,963	113,000,014
Non-controlling interests	509,190	499,420

Total equity	136,272,153	113,499,434

Total liabilities and equity	175,353,713	146,686,632

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended June 30		6 Months Ended June 30
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
Direct sales	35,441,895	11,195,051	75,299,229	25,609,043
Distribution sales	5,499,526	3,580,021	17,415,163	17,497,356

Total	40,941,421	14,775,072	92,714,392	43,106,399

Cost of revenues
Direct sales	(14,842,831)	(6,020,516)	(33,376,627)	(13,146,314)
Distribution sales	(3,698,440)	(2,633,110)	(12,196,621)	(11,597,418)

Total	(18,541,271)	(8,653,626)	(45,573,248)	(24,743,732)

Gross profit
Direct sales	20,599,064	5,174,535	41,922,602	12,462,729
Distribution sales	1,801,086	946,911	5,218,542	5,899,938

Total	22,400,150	6,121,446	47,141,144	18,362,667

Operating (expenses) income
Advertising expenses	(11,518,599)	(3,254,822)	(24,585,727)	(9,275,782)
Other selling and marketing expenses	(12,861,093)	(10,003,972)	(26,164,953)	(18,836,917)
General and administrative expenses	(7,996,995)	(7,271,419)	(15,003,905)	(14,245,067)
Other operating income, net	433,923	711,890	1,279,904	1,368,383

Total operating expenses	(31,942,764)	(19,818,323)	(64,474,681)	(40,989,383)

Loss from operations	(9,542,614)	(13,696,877)	(17,333,537)	(22,626,716)

Other income	932,474	424,850	1,692,416	1,109,785

Loss before income taxes, and equity in losses of affiliates	(8,610,140)	(13,272,027)	(15,641,121)	(21,516,931)

Income tax (expenses) benefits
Current	(93,133)	121,575	95,988	33,376
Deferred	—	(263,391)	—	(263,391)

Total income tax (expenses) benefits	(93,133)	(141,816)	95,988	(230,015)

Equity in losses of affiliates	(21,401)	(37,195)	(88,086)	(75,677)

Net loss	(8,724,674)	(13,451,038)	(15,633,219)	(21,822,623)

Net loss attributable to noncontrolling interests	25,793	(24,242)	67,998	5,300

Net loss attributable to Acorn International, Inc.	(8,698,881)	(13,475,280)	(15,565,221)	(21,817,323)

Loss per ADS
Basic	(0.32)	(0.48)	(0.54)	(0.78)
Diluted	(0.32)	(0.48)	(0.54)	(0.78)

Weighted average number of ordinary shares used in calculating income per ADS (each ADS represents three ordinary shares)
Basic	82,445,254	82,749,791	85,808,151	82,630,454
Diluted	82,452,122	82,749,791	85,815,133	82,630,454

ACORN INTERNATIONAL, INC.

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars)

	3 Months Ended June 30		6 Months Ended June 30
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	(8,724,674)	(13,451,038)	(15,633,219)	(21,822,623)
Other comprehensive income
Foreign currency translation adjustments	2,287,721	(29,089)	2,715,186	(1,164,096)

Comprehensive loss	(6,436,953)	(13,480,127)	(12,918,033)	(22,986,719)
Comprehensive loss attributable to non-controlling interest	(19,042)	24,216	(59,947)	(9,770)

Comprehensive loss attributable to Acorn International, Inc.	(6,417,911)	(13,504,343)	(12,858,086)	(22,976,949)